PW

11021824

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

SEC FILE NUMBER
8-04575

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D. J. St.Germain Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 Main Street
(No. and Street)

Springfield	MA	01115
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul J. Valickus 413-733-5111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company, P.C.
(Name – *if individual, state last, first, middle name*)

99 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PW

OATH OR AFFIRMATION

I, Paul J. Valickus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.J. St. Germain Co., Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman
Title

Marion F. Roberts, my com exp. 12/9/16
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOLF
& COMPANY, P.C.

Independent Auditors' Report

To the Board of Directors and Shareholders of D.J. St. Germain Company, Inc.:

We have audited the accompanying consolidated statements of financial condition of D.J. St. Germain Company, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of D.J. St. Germain Company, Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I (Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolf & Company, P.C.

Boston, Massachusetts
June 3, 2011

D.J. St. Germain Company, Inc. and Subsidiaries

Consolidated Statements of Financial Condition

December 31, 2010 and 2009

Assets

	2010	2009
Cash and cash equivalents	$ 1,764,689	$ 2,127,484
Receivable from brokers	912,904	1,406,289
Securities borrowed	1,206,073	1,142,700
Investments owned (cost $12,956,975 - 2010, $13,617,057 - 2009)	14,018,597	14,150,575
Management fee receivable	1,577,498	1,433,791
Other accrued interest and dividends receivable	21,035	29,886
Property and equipment, less accumulated depreciation and amortization	285,044	409,778
Income taxes receivable	400,651	418,175
Deferred tax asset, net	1,292,000	922,000
Other assets	420,391	344,237
	$ 21,898,882	$ 22,384,915

Liabilities and Shareholders' Equity

	2010	2009
Liabilities:		
Payable to brokers	$ 501,801	$ 1,148,303
Securities sold, not yet purchased, at market value (cost $1,367,219 - 2010 and $1,107,078 - 2009)	1,373,270	1,125,400
Accrued expenses and other liabilities	3,418,509	2,651,124
Total liabilities	5,293,580	4,924,827
Commitments (Notes 9 and 10)		
Shareholders' equity:		
Common shares		
Class A nonvoting, authorized 720,000 shares; issued 511,359 and 557,118 shares; outstanding 309,311 and 354,644 shares as of December 31, 2010 and 2009, respectively	-	-
Class B voting, authorized 80,000 shares; issued 70,870 shares; outstanding 65,235 as of December 31, 2010 and 2009, respectively	-	-
Paid in capital	-	531,173
Retained earnings	21,504,350	21,837,985
	21,504,350	22,369,158
Less treasury shares, at cost:		
Class A, 202,048 (202,474 - 2009) shares	(4,753,397)	(4,763,419)
Class B, 5,635 (5,635 - 2009) shares	(145,651)	(145,651)
	(4,899,048)	(4,909,070)
Total shareholders' equity	16,605,302	17,460,088
Total liabilities and shareholders' equity	$ 21,898,882	$ 22,384,915

The accompanying notes are an integral part of these consolidated financial statements.

D.J. St. Germain Company, Inc. and Subsidiaries

Consolidated Statements of Operations

Years Ended December 31, 2010 and 2009

	2010	2009
Operating revenues:		
Management fees	$ 6,049,459	$ 5,305,359
Commissions and fees	953,670	118,423
Dividends	175,775	331,970
Interest income, net	150,995	198,606
Investment income (loss), net	459,466	(108,552)
Unrealized gain on investments, net	518,276	2,643,162
Other income	60,204	64,642
Total operating revenue	8,367,845	8,553,610
Operating expenses:		
Employee compensation	4,265,214	3,976,310
Professional fees	195,138	95,094
Communications and data processing	209,729	159,224
Selling, general and administrative expenses	2,917,043	2,380,856
Total operating expenses	7,587,124	6,611,484
Income before income taxes	780,721	1,942,126
Income tax benefit	(106,599)	(277,000)
Net income	$ 887,320	$ 2,219,126

The accompanying notes are an integral part of these consolidated financial statements.

D.J. St. Germain Company, Inc. and Subsidiaries

Consolidated Statements of Changes in Shareholders' Equity

Years Ended December 31, 2010 and 2009

	Common Shares Authorized and Issued				Treasury Shares at Cost		
	Class A	Class B	Paid in Capital	Retained Earnings	Class A	Class B	Total Shareholders' Equity
Balance at December 31, 2008	645,300	74,885	$ 2,930,283	$20,007,377	$ (5,136,542)	$ (176,668)	$17,624,450
Net income	-	-	-	2,219,126	-		2,219,126
Cash dividends paid, $0.85 per share	-	-	-	(388,518)	-	-	(388,518)
Purchase of 88,182 shares Class A stock at prices ranging from $27.09 to $30.57	(88,182)	-	(2,494,123)	-	-	-	(2,494,123)
Sale of 15,860 shares Class A stock at prices ranging from $26.32 to $29.83	-	-	73,228	-	373,123	-	446,351
Purchase of 4,015 shares Class B stock at prices ranging from $28.03 to $29.83	-	(4,015)	(117,400)	-	-	-	(117,400)
Sale of 1,200 shares Class B stock at price of $29.83	-	-	4,779	-	-	31,017	35,796
Employee share - based compensation	-	-	134,406	-	-	-	134,406
Balance at December 31, 2009	557,118	70,870	531,173	21,837,985	(4,763,419)	(145,651)	17,460,088
Net income	-	-	-	887,320	-	-	887,320
Cash dividends paid, $0.85 per share	-	-	-	(316,413)	-	-	(316,413)
Purchase of 46,159 shares Class A stock at prices ranging from $30.38 to $32.75	(46,159)	-	(544,545)	(904,542)	-	-	(1,449,087)
Sale of 426 shares Class A stock at prices ranging from $31.41 to $31.67	-	-	3,400	-	10,022	-	13,422
Proceeds from exercise of options	400	-	9,972	-	-	-	9,972
Balance at December 31, 2010	511,359	70,870	$ -	$21,504,350	$ (4,753,397)	$ (145,651)	$16,605,302

The accompanying notes are an integral part of these consolidated financial statements.

D.J. St. Germain Company, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities:		
Net income (loss)	$ 887,320	$ 2,219,126
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization	172,303	197,460
Deferred tax benefit	(370,000)	(55,000)
Employee share-based compensation	-	134,406
Change in:		
Cash, accrued interest receivable and investments segregated for the benefit of customers	-	76,568,221
Other accrued interest and dividend receivable	8,851	(17,814)
Investments owned, net	131,978	1,067,025
Securities borrowed	(63,373)	(1,142,700)
Receivable from brokers and other assets	417,231	(535,973)
Income taxes receivable	17,524	(94,130)
Management fee receivable	(143,707)	(1,422,444)
Customers' free credit balances	-	(74,623,711)
Payable to brokers, accrued expenses and other liabilities	120,883	(1,899,296)
Securities sold, not yet purchased, net	247,870	1,125,400
Net cash provided by operating activities	1,426,880	1,520,570
Cash flows from investing activities:		
Purchases of fixed assets	(47,569)	(41,271)
Net cash used in investing activities	(47,569)	(41,271)
Cash flows from financing activities:		
Dividends paid	(316,413)	(388,518)
Purchase of treasury shares	(1,449,087)	(2,611,523)
Proceeds from sale of treasury shares	13,422	482,147
Proceeds from exercise of options	9,972	-
Net cash used in financing activities	(1,742,106)	(2,517,894)
Net decrease in cash and cash equivalents	(362,795)	(1,038,595)
Cash and cash equivalents at beginning of year	2,127,484	3,166,079
Cash and cash equivalents at end of year	$ 1,764,689	$ 2,127,484
Supplemental cash flow disclosures:		
Cash paid during the year for:		
Interest	$ 2,818	$ 109,231
Income taxes paid (received), net	$ 245,877	$ 127,870

The accompanying notes are an integral part of these consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Organization

The 2009 consolidated financial statements include the accounts of D. J. St. Germain Company, Inc. ("DJS") and its wholly-owned subsidiary, First Springfield Trust, Inc. ("FST"). In 2010, the consolidated financial statements also include newly formed subsidiaries, St. Germain Securities, Inc. ("Securities, Inc.", a registered broker-dealer) and St. Germain Investment Management, Inc. ("Management, Inc.", a registered investment advisor). All intercompany transactions have been eliminated in consolidation.

DJS was organized as a Massachusetts corporation on August 24, 1955 for the purpose of doing business as a broker and dealer in securities. DJS is engaged in the handling of customer security transactions and the management of brokerage accounts.

FST was organized as a Massachusetts Business Trust on January 1, 1982 solely for the purpose of holding the investments of DJS. The investments of FST are managed by Management, Inc.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions include the fair value of investments, payables and accruals, and the useful lives of depreciable assets. Actual results could differ from those estimates.

Beginning in November 2009, the Company contracted with Pershing LLC for Pershing to perform custodial and clearing functions for clients on a fully disclosed basis.

Management Fees

Management fees are received quarterly but are recognized as earned on a pro rata basis.

Accounting for Investments

Investments owned are recorded at fair value with changes in fair value recorded in earnings. Cost is determined on the specific identification method. Repurchase agreements are carried at cost which approximates market.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting for Investments (concluded)

Investment transactions (and related commissions) are recorded on the date the securities are purchased or sold (trade date). Dividends on common shares are recorded on the record date. Income from other investments is recorded as earned on an accrual basis. Realized gains and losses are determined on the specific identification of the securities sold.

Fair Value Hierarchy

The Company groups its assets and liabilities, generally measured at fair value, in three levels based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine the fair value.

Level 1 Fair values designated as Level 1 are valued based upon unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 Fair values designated as Level 2 are valued based upon quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and inputs other than quoted prices that are observable for the asset or liability, either directly or by correlation or other means.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

Securities Sold, Not Yet Purchased and Securities Borrowed

The Company makes short sales of securities which are reported at fair value using Level 1 valuation inputs. These transactions result in off-balance sheet risk as the Company's ultimate obligations for securities sold short may exceed the amount currently reflected in the statement of assets, liabilities and partners' capital.

Securities borrowed transactions require the Company to deposit cash or other collateral with the lender and are recorded at the amount of cash collateral advanced adjusted for additional collateral provided or returned.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the consolidated statement of financial condition or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the consolidated statement of financial condition and the tax basis of assets and liabilities using enacted tax rates.

The Company does not have any uncertain tax positions at December 31, 2010 which require accrual or disclosure. The Company records interest and penalties as part of income tax expense. No interest or penalties were recorded for the years ended December 31, 2010 and 2009.

Commission

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Depreciation and Amortization

Depreciation and amortization is provided over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Fixed assets are carried at cost.

Cash and Cash Equivalents

The Company considers all instruments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents exclude cash segregated for the benefit of customers.

Advertising Costs

Advertising is expensed as incurred and amounted to $688,584 in 2010 and $611,521 in 2009.

Share-based Payments

Share-based compensation is measured at the grant-date, based on the fair value of the award, and is recognized over the period during which the employee is required to provide service.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

Reclassification

Certain amounts in the 2009 financial statements have been reclassified to conform to the 2010 presentation.

2. CONCENTRATIONS OF RISK

The Company maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation ("FDIC") as of December 31, 2010 and 2009.

CONCENTRATIONS OF RISK (concluded)

During the period ended December 31, 2010, the Company had amounts in excess of $100,000 in a brokerage account. Amounts are insured by the Securities Investors Protection Corporation ("SIPC") up to $500,000, of which no more than $100,000 may be in cash. The Company's principal clearing firm carries additional protection on terms similar to SIPC for account net equity in excess of $500,000. These balances fluctuate during the year. Management monitors the clearing firm regularly, along with their balances, and seeks to keep this potential risk to a minimum.

The Company's primary source of revenue is commissions and fees resulting from transactions with an investment advisor related through common ownership.

3. INVESTMENTS

The following tables present the Company's investments owned measured at fair value and related fair value hierarchy as of December 31, 2010 and 2009:

	December 31, 2010			
	Level 1	Level 2	Level 3	Fair Value
Assets				
Obligations of U.S. government	$ -	$ 4,233	$ -	$ 4,233
Corporate bond, debentures, and notes	-	854,471	-	854,471
Equity securities (by industry):				
Energy	827,493	-	-	827,493
Materials	821,566	-	-	821,566
Industrials	1,978,334	-	-	1,978,334
Consumer Discretionary	604,059	-	-	604,059
Consumer Staples	284,595	-	-	284,595
Health Care	1,086,397	-	-	1,086,397
Financials	435,365	-	-	435,365
Information Technology	2,062,651	-	-	2,062,651
Index Funds	4,628,660	-	-	4,628,660
Services	168,935	-	-	168,935
Other securities	-	261,838	-	261,838
Total assets	$12,898,055	$ 1,120,542	$ -	$14,018,597

INVESTMENTS (concluded)

	December 31, 2009			
	Level 1	Level 2	Level 3	Fair Value
Assets				
Obligations of U.S. government	$ -	$ 8,382	$ -	$ 8,382
Corporate bond, debentures, and notes	-	758,764	-	758,764
Equity securities (by industry):				-
Energy	1,034,298	-	-	1,034,298
Materials	887,202	-	-	887,202
Industrials	1,385,582	-	-	1,385,582
Consumer Discretionary	1,183,058	-	-	1,183,058
Consumer Staples	695,389	-	-	695,389
Health Care	508,883	-	-	508,883
Financials	998,863	-	-	998,863
Information Technology	2,681,192	-	-	2,681,192
Index Funds	3,502,988	-	-	3,502,988
Other	161,173	-	-	161,173
Other securities	-	344,801	-	344,801
Total assets	$13,038,628	$ 1,111,947	$ -	$14,150,575

There are no other assets measured at fair value on a recurring or nonrecurring basis.

4. PROPERTY AND EQUIPMENT

Fixed assets at December 31, 2010 and 2009 are as follows:

	2010	2009
Furniture and equipment	$ 2,829,078	$ 2,783,789
Leasehold improvements	890,264	887,984
	3,719,342	3,671,773
Less accumulated depreciation and amortization	(3,434,298)	(3,261,995)
	$ 285,044	$ 409,778

Depreciation and amortization expense was $172,303 and $197,460 for the years ended December 31, 2010 and 2009, respectively.

5. NET CAPITAL REQUIREMENT

The Company is currently exempt from compliance with Rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934 because it does not hold any customer securities or cash.

Securities, Inc. is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. As of December 31, 2010, the Securities, Inc. had net capital and a net capital requirement of $726,785 and $100,000, respectively. Securities, Inc.'s ratio of aggregate indebtedness to net capital was .076 to 1 at December 31, 2010.

6. INTEREST INCOME, NET

Interest income is net of interest remitted to customers of $0 and $109,231 for 2010 and 2009, respectively.

7. BENEFIT PLAN AND AGREEMENTS

In 2005, the Company established a 401(k) plan. Substantially all employees participate in the Plan. To be eligible to participate, an employee must be at least twenty-one years of age and have completed one year of service. Employees may contribute a percentage of their compensation subject to certain limits based on federal tax laws. The Company makes contributions to the Plan in the form of safe harbor contributions and discretionary profit sharing contributions. Discretionary profit sharing contributions vest to the employee equally over a six year period. Expense attributable to the 401(k) Plan and the Company's deferred profit sharing plan amounted to $186,500 and $251,868 for the years ended December 31, 2010 and 2009, respectively.

The Company maintains supplemental deferred compensation agreements with selected members of management. Under the agreements, management of the Company determines annually amounts to be credited to the deferred compensation accounts and interest is credited to the accounts in accordance with the terms of the agreements. The Company has accrued $1,568,494 and $1,269,627 related to these agreements as of December 31, 2010 and 2009, respectively. Expense attributable to these agreements amounted to $298,867 and $371,012 for the years ended December 31, 2010 and 2009, respectively.

BENEFIT PLAN AND AGREEMENTS (concluded)

The Company has agreed to provide health benefits to certain retired employees. Payments under these agreements amounted to $29,757 in 2010. The aggregate annual payments under these agreements are estimated to be as follows:

Year Ending December 31,	
2011	$ 32,159
2012	34,411
2013	32,456
2014	33,554
2015	34,688
2016 - 2010	160,331
Thereafter	115,907
	$ 443,506

These agreements are unfunded. Included in accrued expenses at December 31, 2010 and 2009 is $443,506 and $330,415, respectively, related to these agreements. Assumptions used to determine this accrual at December 31, 2010 and 2009 are as follows:

	2010	2009
Discount rate	3.5%	4.2%
Health care cost-trend growth rate	7.0%	5.2%

For the years ended December 31, 2010 and 2009, expense attributable to these agreements amounted to $142,800 and $20,280, respectively.

8. INCOME TAXES

Allocation of federal and state income taxes between current and deferred portions is as follows:

	Years Ended December 31,	
	2010	2009
Current tax provision (benefit):		
Federal	$ 190,401	$ (233,000)
State	73,000	11,000
	263,401	(222,000)
Deferred tax provision (benefit):		
Federal	85,000	(78,000)
State	(66,000)	23,000
Change in valuation reserve	(389,000)	-
	(370,000)	(55,000)
	$ (106,599)	$ (277,000)

The reasons for the differences between income tax expense at the statutory federal rate and actual tax expense are summarized as follows:

	Years Ended December 31,	
	2010	2009
Tax at statutory federal tax rate of 34%	$ 265,000	$ 660,000
Increase (decrease) resulting from:		
State taxes, net of federal tax benefit	5,000	22,000
Dividends received deduction	(42,000)	(79,000)
Change in valuation allowance	(389,000)	(880,000)
Nondeductable expenses	13,000	3,000
Other	41,401	(3,000)
Tax benefit	$ (106,599)	$ (277,000)

INCOME TAXES (continued)

The components of the net deferred tax asset are as follows:

	Years Ended December 31, 2010	2009
Deferred tax asset:		
Federal	$ 1,895,000	$ 1,833,000
State	257,000	192,000
Valuation reserve on asset	(479,000)	(868,000)
	1,673,000	1,157,000
Deferred tax liability:		
Federal	(364,000)	(217,000)
State	(17,000)	(18,000)
	(381,000)	(235,000)
Net deferred tax asset	$ 1,292,000	$ 922,000

Deferred income taxes result from temporary differences in the recognition of income and expense for income tax and financial reporting purposes. The components of the net deferred tax asset as of December 31, 2010 and 2009 are as follows:

	Years Ended December 31, 2010	2009
Deferred tax assets:		
Compensation related accruals	1,247,711	941,000
Capital loss carryover	837,000	1,042,000
Other	67,289	43,000
Gross deferred tax assets	2,152,000	2,026,000
Valuation allowance	(479,000)	(868,000)
Deferred tax assets, net of valuation allowance	1,673,000	1,158,000
Deferred tax liabilities:		
Depreciation	(14,000)	(56,000)
Net unrealized appreciation of investments	(367,000)	(179,000)
Other	-	(1,000)
Total gross deferred tax liabilities	(381,000)	(236,000)
Net deferred tax asset	$ 1,292,000	$ 922,000

INCOME TAXES (concluded)

Realization of the net deferred tax assets is dependent on future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing temporary differences and carry-forwards. At December 31, 2010, the Company had a valuation reserve against the deferred tax asset related to unrealized investment losses and capital loss carryforwards due to the uncertainty of realization. Although realization is not assured, management believes that it is more likely than not that the remaining net deferred tax assets will be realized.

The Company's income tax returns are subject to review and examination by federal and state taxing authorities. The Company is currently open to audit under the applicable statutes of limitations by the Internal Revenue Service for the years ended December 31, 2006 through 2009. The years open to examination by state taxing authorities vary by jurisdiction; no years prior to 2007 are open.

A summary of the change in the net deferred tax asset is as follows:

	December 31, 2010	December 31, 2009
Balance at beginning of year	$ 922,000	$ 867,000
Deferred tax benefit	370,000	55,000
Balance at end of year	$ 1,292,000	$ 922,000

9. LEASES

The Company rents its office facilities in Springfield, MA and Hartford, CT under leases which expire in 2015 and 2011, respectively. Minimum rentals based upon the original terms (excluding taxes and certain operating expenses) at December 31, 2010 are:

Year Ending December 31,	
2011	$ 108,515
2012	89,612
2013	89,612
2014	89,612
2015	52,273
Thereafter	-
	$ 429,624

LEASES (concluded)

The leases require additional payments based on increases in taxes and certain operating expenses. The Hartford lease contains an option to extend the term of the lease for a period of three years. The cost of rentals during the extension period is not included above. Total rent expense for the years ended December 31, 2010 and 2009 amounted to $127,183 and $127,542, respectively.

10. SHAREHOLDERS' EQUITY

The Company's 1995 Incentive Stock Option Plan ("1995 Plan") provides for the issuance of options to purchase a maximum of 60,000 Class A nonvoting shares and 14,000 Class B voting shares of common stock. In December 2006, the Company's Board of Directors approved the 2006 Incentive Stock Option Plan ("2006 Plan"). The 2006 Plan provides for the issuance of options to purchase a maximum of 100,000 Class A nonvoting shares of common stock. Under the Plans, the options are granted by the Board of Directors upon recommendation by the Option Committee in such amounts as the Board of Directors may approve. The option price, as determined by the Option Committee, shall not be less than the fair value of the common stock on the date of grant of the option. No option shall be exercisable after the expiration of 10 years from the date the option is granted.

In 2009, the Company determined the calculated value of stock options granted at the grant date using the Black-Scholes option pricing model based on the following weighted average assumptions:

Expected volatility	12.93%
Risk-free interest rate	2.83%
Expected dividend rate	2.75%
Expected life	7.2 years

The expected volatility is an estimate based on a comparative industry fund. No stock options were granted in 2010. Options granted to date under both plans vested immediately.

SHAREHOLDERS' EQUITY (continued)

The compensation expense recorded under both plans was $0 and $134,406 for 2010 and 2009, respectively. A summary of the activity during 2010 is as follows:

	Options Outstanding			
	Class A	Class B	Weighted Average Price Per Share	Weighted Average Remaining Contractual Term (In Years)
Balance, December 31, 2009	77,800	8,700	$ 27.78	
Options granted	-	-	-	
Options exercised	(400)	-	24.93	
Options expired/cancelled	(1,300)	(800)	26.48	
Balance, December 31, 2010	76,100	7,900	$ 27.82	6.5

SHAREHOLDERS' EQUITY (continued)

Shareholders' equity per share is computed by dividing total shareholders' equity by common Class A and B shares issued less treasury shares. Diluted shareholders' equity per share is computed by dividing total shareholders' equity plus the effect of assumed exercise of options by common Class A and B shares issued less treasury shares plus shares assumed issued for the exercise of options. Options whose exercise price is less than the estimated share value at December 31 are excluded in determining dilutive shareholders' equity per share. These amounts are as follows as of December 31, 2010 and 2009:

	2010	2009
Total shareholders' equity	$ 16,605,302	$ 17,460,088
Effect of assumed exercise of options	2,136,584	2,199,706
	$ 18,741,886	$ 19,659,794
Shares outstanding:		
Authorized and issued	582,229	627,988
Less treasury shares	(207,683)	(208,109)
Shares outstanding	374,546	419,879
Options outstanding (in the money)	78,300	80,700
Diluted shares outstanding	452,846	500,579
Total shareholders' equity per Class A and B shares outstanding	$ 44.33	$ 41.58
Diluted shareholders' equity per Class A and B shares	$ 41.39	$ 39.27

Effective June 15, 2003, the Company adopted a stock appreciation rights plan that provides for the issuance of a maximum of 120,000 units (exclusive of stock dividend units). Units vest at the rate of 20% per year. Participants receive payment from the Company in exchange for units upon employee separation or sale of substantially all of the outstanding stock of the Company in the amount of the excess of the then fair value of the unit over the grant date fair value of the unit. At December 31, 2010 and 2009, 123,140 units and 119,938 units have been issued, respectively. Expense resulting from issued units is remeasured as of the date of the statement of financial condition. Expense attributable to the Plan was $365,366 and $156,431 for the years ended December 31, 2010 and 2009, respectively.

SHAREHOLDERS' EQUITY (concluded)

The transfer of Class A and Class B shares to non-employees is subject to the Company's right of first refusal to purchase the shares at 80% of fully diluted book value. The Company's non-employee shareholders may at any time through December 31, 2012 require the Company to repurchase their shares subject to an individual annual limitation of 5% of the aggregate Company shares outstanding and the capital requirements of the Securities and Exchange Commission Rule 15c3-1. The repurchase price is the same as would apply to the Company's right of first refusal to purchase the shares.

11. SUBSEQUENT EVENTS

Management has evaluated subsequent events through June 3, 2011, which is the date the financial statements were available to be issued. There were no subsequent events that require adjustment to or disclosure in the financial statements.

Schedule I

St. Germain Securities, Inc.

Computation of Net Capital Under Rule 15c 3-1 of
the Securities and Exchange Commission

December 31, 2010

Computation of net capital

Total shareholders' equity		$ 758,942
Adjustments:		
Nonallowable assets:		
Accrued interest receivable	$ 2,736	
Prepaid expenses	5,686	8,422
Tentative net capital		750,520
Less:		
3% to 9% hair cut - debt securities		21,240
2% hair cut - money market		1,543
15% hair cut - equity securities		952
		23,735
Net capital		726,785
Computation of aggregate indebtedness net capital requirement: items (or $100,000, if greater) as shown in formula for reserve requirement pursuant to Rule 15c3-3 prepared as of date of net capital computation		100,000
Excess net capital		$ 626,785

Computation of Reserve Requirement

The Company is currently exempt from compliance with Rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934 because it does not hold any customer securities or customer cash.

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no material differences between this computation of reserve requirement and the corresponding computation prepared by and included in St. Germain Securities Inc's unaudited Part II FOCUS Report Filing as of December 31, 2010.

St. Germain Securities, Inc.

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission (Concluded)

December 31, 2010

Computation of aggregate indebtedness:

Accounts payable and accrued expenses	$	54,992

Computation of basic net capital requirement:

6 2/3% of aggregate indebtedness	$	3,666
Minimum net capital required	$	100,000
Excess net capital	$	626,785
Excess net capital at 1,000 percent	$	721,286
Ratio: Aggregate indebtedness to net capital		.076

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Shareholder's of St. Germain Company, Inc.:

In planning and performing our audit of the consolidated financial statements of D.J. St. Germain Company, Inc., and subsidiaries for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wolf & Company, P.C.

Boston, Massachusetts
June 3, 2011

MSA SECURITIES, LLC

STATEMENT OF FINANCIAL POSITION

DECEMBER 31, 2010

SingerLewak

Accountants & Consultants